SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------
                                SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)
                               ----------------

                             THE UNION CORPORATION
                           (NAME OF SUBJECT COMPANY)

                          OUTSOURCING SOLUTIONS INC.
                        SHERMAN ACQUISITION CORPORATION
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                   906072103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               TIMOTHY G. BEFFA
                          OUTSOURCING SOLUTIONS INC.
                           390 SOUTH WOODS MILL ROAD
                                   SUITE 150
                            CHESTERFIELD, MO  63017
                                (314) 576-0022


          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPY TO:
                             FRANK L. SCHIFF, ESQ.
                               WHITE & CASE LLP
                          1155 AVENUE OF THE AMERICAS
                           NEW YORK, NEW YORK  10036
                                (212) 819-8200

                                JANUARY 8, 1998

This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") which relates to the offer by Sherman Acquisition Corporation, a Delaware corporation (the "Purchaser") and a direct wholly-owned subsidiary of Outsourcing Solutions Inc., a Delaware corporation (the "Parent"), to purchase all outstanding shares of Common Stock, par value $0.50 per share (the "Shares"), of The Union Corporation, a Delaware corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 24, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer").


ITEM 10. ADDITIONAL INFORMATION

Item 10(e) is hereby amended and supplemented by adding thereto the following:

     On December 29, 1997, a putative class action lawsuit captioned Jerry Toder v. William B. Hewitt, Melvin L. Cooper, Gordon S. Dunn, Robert A. Kerr, James C. Miller III, Herbert R. Silver, Herbert A. Denton, Robert A. Marshall, James M. McCormick, Outsourcing Solutions Inc., Sherman Acquisition Corp.[sic.] and Union Corp.[sic.], (C.A. No. 16106-NC) (the "Action") was filed in the Court of Chancery in the State of Delaware, New Castle County on behalf of the public shareholders of the Company.

     The Action alleges that the Merger Consideration and the terms of the Merger are inadequate and unfair. The Action also asserts, among other things, that the members of the Company's Board of Directors named as defendants (the "Director Defendants"), have, in violation of their fiduciary duties, failed to maximize shareholder value, to conduct an adequate market check, to act independently and to properly inform themselves of the Company's value. No class action has been certified in this matter.

     The complaint seeks a declaration that: (i) the action is properly maintainable as a class action and certifying plaintiff as the representative of the class; (ii) defendants have breached and are breaching their fiduciary and other duties to plaintiff and other members of the potential class and
(iii) the proposed transaction is a legal nullity. The complaint also seeks to enjoin defendants and their agents from proceeding with, consummating or closing the proposed transaction or, alternatively, to rescind the transaction in the event that the transaction is consummated. The complaint also seeks compensatory damages, in an amount to be determined at trial, together with pre-judgment and post-judgment interest, attorney's fees and costs.

     The Company has informed Parent and Purchaser that it believes that the Action and the characterizations contained in the complaint are without foundation and contrary to fact and that it intends to vigorously defend this matter. Parent and Purchaser also intend to vigorously defend this matter.

                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 8, 1998

                        OUTSOURCING SOLUTIONS INC.


                        By: /s/ TIMOTHY G. BEFFA
                            ____________________________
                            NAME:  Timothy G. Beffa
                            TITLE: President and Chief
                                   Executive Officer


                        SHERMAN ACQUISITION CORPORATION


                        By: /s/ TIMOTHY G. BEFFA
                            ____________________________
                            NAME:  Timothy G. Beffa
                            TITLE: President